UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       TELEDYNE TECHNOLOGIES INCORPORATED
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   879360 10 5
                              --------------------
                                 (CUSIP Number)

                                November 29, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /   /    Rule 13d-1(b)
      / X /    Rule 13d-1(c)
      /   /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                              CUSIP NO. 879360 10 5


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Richard P. Simmons
      ---------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
      (a)
            -----
      (b)
            -----

3.    SEC Use Only
                        ---------------------------------------------------

4. Citizenship or Place of Organization                         U.S.A.
                                                            ---------------

Number of         5.    Sole Voting Power                   2,445,920
Shares                                                      ---------------
Beneficially      6.    Shared Voting Power                       0
Owned by                                                    ---------------
Each Reporting    7.    Sole Dispositive Power              1,291,436
Person With:                                                ---------------
                  8.    Shared Dispositive Power                  0
                                                            ---------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,445,920
      ----------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares        [X]
                  -------
      Mr. Simmons disclaims beneficial ownership of 33,985 shares owned by the R.P. Simmons Family Foundation, a private charitable foundation with respect to which Mr. Simmons serves as trustee.

11.   Percent of Class Represented by Amount in Row (9)             9.2%
                                                                  --------

12.   Type of Reporting Person                                    IN
                                                            --------------



                               Page 2 of 7 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 879360 10 5


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Dorothy P. Simmons
      ---------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
      (a)
            -----
      (b)
            -----

3.    SEC Use Only
                        ----------------------------------------------------

4. Citizenship or Place of Organization                        U.S.A.
                                                            ---------------

Number of         5.    Sole Voting Power                        0
Shares                                                      ---------------
Beneficially      6.    Shared Voting Power                      0
Owned by                                                    ---------------
Each Reporting    7.    Sole Dispositive Power              1,154,484
Person With:                                                ---------------
                  8.    Shared Dispositive Power                 0
                                                            ---------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,154,484
      ----------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares        [ ]
                  -------


11.   Percent of Class Represented by Amount in Row (9)             4.3%
                                                                  --------

12.   Type of Reporting Person                                    IN
                                                            --------------



                               Page 3 of 7 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 879360 10 5


Item 1.

      (a)   Name of Issuer

            Teledyne Technologies Incorporated
            -----------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices

            2049 Century Park East, Los Angeles, CA 90067-3101
            -----------------------------------------------------------
Item 2.

      (a)   Name of Persons Filing

            (i)   Richard P. Simmons

            (ii)  Dorothy P. Simmons
            -----------------------------------------------------------

      (b)   Address of Principal Business Office or, if none, Residence

            c/o Richard P. Simmons, 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
            -----------------------------------------------------------

      (c)   Citizenship

            U.S.A.
            -----------------------------------------------------------

      (d)   Title of Class of Securities

            Common Stock, $.01 par value per share
            -----------------------------------------------------------

      (e)   CUSIP Number

            879360 10 5
            -----------------------------------------------------------



                               Page 4 of 7 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 879360 10 5



Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a)  /   /     Broker of dealer registered under section 15 of the Act;

   (b)  /   /     Bank as defined in section 3(a)(6) of the Act;

   (c)  /   /     Insurance  company as defined in section  3(a)(19) of the
                  Act;

   (d)  /   /     Investment  company  registered  under  section  8 of the
                  Investment Company Act of 1940;

   (e)  /   /     An  investment  adviser  in  accordance  with  ss.240.13d-
                  1(b)(l)(ii)(E);

   (f)  /   /     An employee  benefit plan or endowment  fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

   (g)  /   /     A parent  holding  company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

   (h)  /   /     A savings  association  as defined in Section  3(b) of the
                  Federal Deposit Insurance Act;

   (i)  /   /     A church plan that is excluded  from the  definition of an investment  company under section  3(c)(14) of the Investment
                  Company Act of 1940;

   (j)  /   /     Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.     Ownership.

            See Sections 5-9 and 11 of each cover page.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                      ----------




                               Page 5 of 7 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 879360 10 5


Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.








                               Page 6 of 7 Pages

                                  SCHEDULE 13G
                              CUSIP NO. 879360 10 5


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                          December 8, 1999
                                          ----------------------------------
                                                        Date


                                          /s/ Richard P. Simmons
                                          ----------------------------------
                                          Richard P. Simmons



                                          /s/ Dorothy P. Simmons
                                          ----------------------------------
                                          Dorothy P. Simmons





                               Page 7 of 7 Pages